Tel Aviv, October 29, 2010
Our ref: 13803/2001

VIA EDGAR

Jeffrey P. Riedler
Assistant Director
Mail Stop 4720
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: BioCancell Therapeutics Inc.
Registration Statement on Form S-1, Amendment No. 6
Filed October 7, 2010
File No. 333-162088

Dear Mr. Riedler:

On behalf of BioCancell Therapeutics Inc. (the “Company”), we provide the Company’s response to the comment letter dated October 20, 2010, relating to the above referenced filing.

For your convenience, the comments of the Staff of the Securities and Exchange Commission (the “Staff”) contained in the comment letter dated October 20, 2010, have been restated below in their entirety, with the response to each comment set forth immediately under the respective comment. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in Amendment No. 7 to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

General

1.
We note your response to comment 1, Rule 15c2-4(b) requires that the money be promptly deposited in the account of an agent or trustee for the potential investors or transmitted to a bank which has agreed in writing to hold the funds in escrow for the benefit of the potential investors until all contingencies are satisfied. Please tell us how your offering structure satisfies Rule 15c2-4 and provide us with a copy of any agreement setting forth the parameters under which funds will be held. Please note that the language on page 74 indicating that funds will be held on your behalf is not consistent with the requirement in Rule 15c2-4 that funds be held for the benefit of potential investors.

In response to the Staff’s comment, the Company advises the Staff that in an Israeli auction, bidders are not required to remit the consideration until they receive a notification from the offering coordinator on the results of the auction and whether their bids were accepted. Following such notification, funds are transferred to an escrow account of the offering coordinator to be held for the benefit of the investors and are to be released to the Company only upon the issuance of the securities offered. In the event of termination of the offering, funds will be returned to the investors. The Company has revised the Registration Statement to remove any contradictive statements, to provide further disclosure as provided above and has filed as an exhibit to the Registration Statement the form of agreement with the offering coordinator that includes also provisions with respect to the escrow account.

Jeffrey P. Riedler
Securities and Exchange Commission
October 29, 2010

2.
We note your response to comment 2 and disagree with your argument that a price range does not provide meaningful information to bidders as a bona fide price range should provide bidders with information as to what the final price is likely to be. You should consider your concerns about the likelihood of investors overbidding when setting your price range. An auction without a price range does not comply with our staff positions relating to auctions. We may have further comments based on your price range. Please provide the price range as soon as practicable. In addition, tell us if you intend to price only within the range or if you view Rule 430A as an avenue to price above the range, within.

In response to the Staff’s comment, the Company advises the Staff that it intends to supplementarily provide the price range. The Company further advises the Staff that it has received confirmation from the Israeli Securities Authority to the effect that the inclusion of a range (which is not customary in Israel) does not contradict the Israeli regulations that prohibit having a maximum price in offerings in Israel. The Company reserves the right to price the offering above the range, within the parameters of Rule 430A.

Use of Proceeds, page 20

3.
The second paragraph indicates this is a best efforts offering with “no minimum dollar amount,” The minimum dollar amount should be the minimum bid price times the minimum number of units offered. Please revise. Also, in this paragraph you reference a heading “If 25% of the Units are sold” but there is no such heading in the table.

The Company has revised the Registration Statement in accordance with the Staff’s comment.

4.
The last paragraph on this section is confusing because the total proceeds should never be “less than those indicated in the table.” The table currently shows the minimum and maximum proceeds. If the minimum is not met, you will not close the offering. Please revise.

The Company has revised the Registration Statement in accordance with the Staff’s comment.

Plan of Distribution, page 73

5.
We note your response to comments 3 and 4 and your revised disclosure on page 73. Please further revise your disclosure to indicate the point at which the bids will become irrevocable and how you intend to communicate offering milestones, such as the filing of a request for effectiveness, the granting of effectiveness and a final notice of an opportunity to withdraw bids. Please note, that bidders must have a meaningful opportunity to withdraw bids following the effectiveness of the registration statement. Additionally, please revise the references to the bids as “binding” in the summary of the auction process. You should clarify that the bids are revocable and indicate at what point they become irrevocable. See Securities Act Sections CDI 139.26.

Jeffrey P. Riedler
Securities and Exchange Commission
October 29, 2010

The Company has revised the Registration Statement in accordance with the Staff’s comment. The Company further advises the Staff that in an Israeli auction, bidders are not required to remit the consideration until they receive a notification from the offering coordinator on the results of the auction and whether their bids were accepted. The Company intends to ask the Securities and Exchange Commission to declare the Registration Statement effective prior to the day of the auction (in connection of which the Company shall issue a report advising on the filing of the acceleration request and the anticipated effective time). Accordingly, bids will be submitted and bidders will have meaningful opportunity to withdraw bids following the effectiveness of the Registration Statement. In connection with the filing of the shelf report in Israel which includes the timeline of the offering, the Company shall file with the Securities and Exchange Commission a current report on Form 8-K which shall include information re the timeline of the offering.

6.
Your response to comment 5 indicates that you “published” a shelf prospectus in Israel after receiving preliminary approval for all securities specified in the shelf prospectus. However, your response also indicates that you have not submitted a shelf report and or a listing application. Please explain the terms “shelf prospectus” and “shelf report” as they are used in the context of offerings on the TASE. Please explain the difference between and significance of publishing a shelf prospectus and submitting a shelf report. Please explain the process of receiving approval of securities for listing on the TASE. Your explanation should explain how you received preliminary approval and whether the warrants were specified in the October 28, 2009 shelf prospectus. If they were not, please tell us why you believe the preliminary approval will result in an expedited review process.

Under applicable Israeli regulations, reporting companies are eligible to file a shelf prospectus (the equivalent of a base prospectus) pursuant to which the reporting company may offer securities in Israel for a period of 24 months. Such shelf prospectus includes a description of all securities that the company may consider offering in the following 24 month period.

The publishing of a shelf prospectus requires the preliminary approval of the Tel Aviv Stock Exchange Ltd. (the “TASE”). In connection with the preliminary approval process, the TASE confirms that the various securities described in the shelf prospectus are in compliance with the TASE regulations and that the company is eligible to offer such securities.

The actual offering of securities based on the shelf prospectus requires the filing of a shelf report (the equivalent of a prospectus supplement) which is a shorter document that contains the actual terms of the offering and terms of the specific securities the company wishes to offer.

The listing on the TASE of the securities offered pursuant to a shelf report requires the approval of the TASE for the listing of such securities.

In accordance with the procedure described above the Company received the preliminary approval of the TASE for its shelf prospectus, dated October 28, 2009, according to which the Company is eligible to offer up to 200,000,000 shares and series 3 to 7 warrants (each series of up to 200,000,000 warrants exercisable into 200,000,000 shares). The shelf prospectus provides that the warrants may include different specific terms (including with respect to exercise price, exercise periods and adjustments) as shall be provided in a shelf report.

In connection with the contemplated offering of shares, series 3 warrants and series 4 warrants, the Company shall file a shelf report in Israel. Such report will include the specific terms of such warrants (including, the exercise price, exercise period and adjustments) and shall further include information with respect to the distribution plan (such as information regarding the timetable of the auction process, the identity of the offering coordinator and date of issuance of the securities). Such shelf report will be submitted for the approval of the TASE prior to its publishing.

Jeffrey P. Riedler
Securities and Exchange Commission
October 29, 2010

7.
In the first paragraph under “Determination of Unit Price” you state “the principal factor” in establishing the offering price will be the offering price per unit resulting from the highest price at which bids were placed for purchase of all units. The fourth paragraph of this section clarifies that the price is determined by the bids and you have no ability to arbitrarily choose. Please revise the first paragraph to clarify the determination of price is established strictly through the auction process at the highest price at which you may sell all units.

In response to the Staff’s comment, the Company has revised the Registration Statement to clarify that the only factor in establishing the offering price will be the “offering price per unit” as established by the auction.

’* * * * *

We have also included a revised form of our legality opinion (marked to show changes).

’* * * * *

We would be happy to set a conference call in order to address any questions or comments you might have regarding the response set forth herein. Please do not hesitate to call the undersigned at +972 (3) 607-4479.

Sincerely,

/s/ Shachar Hadar

Dr. Shachar Hadar, Adv.

cc: Uri Danon, Chief Executive Officer, BioCancell Therapeutics Inc.

13803/2001/2450022/1

[FORM OF GKH OPINION]

October [__], 2010

BioCancell Therapeutics Inc.
Beck Science Center
8 Hartom St, Har Hotzvim
Jerusalem 97775

Re:      Registration Statement on Form S-1, Registration No. 333-162088

Ladies and Gentlemen:

This opinion is furnished to you in connection with a registration statement on Form S-1 (the “Registration Statement”), initially filed on September 24, 2009, and as may be amended, with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), for the registration of units of BioCancell Therapeutics Inc., a Delaware corporation (the “Company”), consisting of ten shares (the “Shares”) of common stock, par value $0.01 per share (the “Common Stock”), five Series 3 warrants, five Series 4 warrants (collectively, the “Warrants”) and the shares of Common Stock underlying the Warrants (the “Warrant Shares”), up to [___] units (the “Units”).

This opinion is being furnished pursuant to the requirements of Item 601(b)(5) of Regulation S-K under the Act, and no opinion is expressed herein as to any matter pertaining to the contents of the Registration Statement or the prospectus forming a part thereof (the “Prospectus”), other than as expressly stated herein.

In rendering the opinions set forth herein, we have examined and relied upon such documents, records, certificates and instruments as we have deemed necessary.  In our examination, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as facsimile, electronic, certified or photostatic copies, and the authenticity of the originals of such copies. In making our examination of executed documents, we have assumed that the parties thereto had the power, corporate or other, to enter into and perform all obligations thereunder and have also assumed the due authorization by all requisite action, corporate or other, and the execution and delivery by such parties of such documents and the validity and binding effect thereof on such parties and that each of the documents will be, or has been, entered into or filed or adopted as appropriate. As to any facts material to the opinions expressed herein that we did not independently establish or verify, we have relied upon statements and representations of officers and other representatives of the Company and of public officials.

Our opinions set forth herein are limited to the Delaware General Corporation Law (which includes reported judicial decisions interpreting the Delaware General Corporation Law) and in the case of our opinion in section 3 below to Delaware state law.

Our opinions herein are subject to and may be limited by (i) applicable bankruptcy, insolvency, reorganization, receivership, moratorium and other similar laws affecting or relating to the rights and remedies of creditors generally including, without limitation, laws relative to fraudulent conveyances, preference and equitable subordination, (ii) general principles or equity (regardless of whether considered in a proceeding in equity or at law), and (iii) an implied covenant of good faith and fair dealing.

Based upon and subject to the foregoing, we are of the opinion that:

1.
The issuance and sale of the Shares and the Warrants have been duly authorized and, upon delivery against payment therefor, will be validly issued and, in the case of the Shares, fully paid and nonassessable.

2.
The Warrant Shares have been duly authorized and reserved for issuance pursuant to the terms of the Warrants, and the Warrant Shares, when issued by the Company upon exercise of the Warrants in accordance with the terms thereof, will be validly issued, fully paid and nonassessable.

3.	The Warrants constitute valid and legally binding obligations of the Company.

We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement. We also hereby consent to the reference to our firm under the heading “Legal Matters” in the prospectus forming a part of the Registration Statement. In giving this consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission promulgated thereunder.

This opinion is expressed as of the date hereof unless otherwise expressly stated, and we disclaim any undertaking to advise you of any subsequent changes in the facts stated or assumed herein or of any subsequent changes in applicable law.

Very truly yours,

Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.